Fiscal 2021 First Quarter Ended 30 June 2020

Exhibit 99.4

Management’s Analysis of Results

This Management’s Analysis of Results forms part of a package of information about James Hardie Industries plc’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the consolidated financial statements. Except as otherwise indicated in this Management’s Analysis of Results, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie,” the “Company,” “we,” “our,” or “us.” Definitions for certain capitalized terms used in this Management’s Analysis of Results can be found in the section titled “Non-GAAP Financial Measures.”
This Management’s Analysis of Results includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (“US GAAP”). These non-GAAP financial measures should not be considered to be more meaningful than the equivalent US GAAP measures. Management has included such measures to provide investors with an alternative method for assessing its financial condition and operating results in a manner that is focused on the performance of its ongoing operations. These measures exclude the impact of certain legacy items, such as asbestos adjustments, or significant non-recurring items, such as debt restructuring and acquisition costs, asset impairments, as well as adjustments to tax expense. In addition, management provides an adjusted effective tax rate, which excludes the tax impact of the pre-tax special items (items listed above) and tax special items. Management believes that this non-GAAP tax measure provides an ongoing effective rate which investors may find useful for historical comparisons and for forecasting and is an alternative method of assessing the economic impact of taxes on the Company, as it more closely approximates payments to taxing authorities. Management uses such non-GAAP financial measures for the same purposes. These non-GAAP measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with US GAAP. These non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management’s Analysis of Results, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the section titled “Non-US GAAP Financial Measures.” In addition, this Management’s Analysis of Results includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies. Since James Hardie prepares its consolidated financial statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s consolidated financial statements to the equivalent non-US GAAP financial measure used in this Management’s Analysis of Results. See the section titled “Non-US GAAP Financial Measures.”
These documents, along with an audio webcast of the Management Presentation on 11 August 2020, are available from the Investor Relations area of our website at http://www.ir.jameshardie.com.au

Media/Analyst Enquiries:
Anna Collins

Telephone:	+61 2 8845 3356
Email:	media@jameshardie.com.au

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2021	1

GROUP RESULTS

James Hardie Industries plc
Results for the 1st Quarter Ended 30 June

US$ Millions	Three Months Ended 30 June
	FY21	FY20	Change %
Net sales	$626.3	$656.8	(5)
Cost of goods sold	(406.8)	(423.7)	4
Gross profit	219.5	233.1	(6)

Selling, general and administrative expenses	(87.6)	(101.5)	14
Research and development expenses	(7.3)	(7.6)	4
Restructuring expenses	(11.1)	—
Asbestos adjustments	(63.7)	8.5
EBIT	49.8	132.5	(62)

Interest, net	(12.6)	(13.7)	8
Other income (expense)	0.2	(0.2)
Operating profit before income taxes	37.4	118.6	(68)
Income tax expense	(28.0)	(32.1)	13
Net operating profit	$9.4	$86.5	(89)

Earnings per share - basic (US cents)	2	20
Earnings per share - diluted (US cents)	2	20
Volume (mmsf)	911.9	957.2	(5)

Net sales for the quarter decreased 5% from the prior corresponding period to US$626.3 million, driven by the impact of the COVID-19 pandemic which resulted in lower net sales in the Asia Pacific and Europe segments.

Gross profit of US$219.5 million for the quarter decreased 6% compared to the prior corresponding period, primarily driven by lower gross profit in the Europe and Asia Pacific segments, partially offset by higher gross profit in the North America segment. Gross profit margin of 35.0% for the quarter was comparable to the prior corresponding period.

Selling, general and administrative (“SG&A”) expenses for the quarter decreased 14% compared to the prior corresponding period. The decrease was primarily driven by global cost containment actions taken in the quarter, partially offset by higher stock compensation expenses.

Research and development expenses ("R&D") for the quarter decreased 4% driven by a change in the prioritization of R&D activities and projects, as well as normal variation among our R&D projects.

Restructuring expenses consist solely of severance costs related to a reduction in headcount across all regions in order to strategically realign our resources and better match supply and demand.

Interest, net for the quarter decreased compared to the prior corresponding period, primarily due to a lower average outstanding balance and interest rate on our revolving credit facility.

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2021	2

OPERATING RESULTS

North America Fiber Cement Segment

Operating results for the North America Fiber Cement segment were as follows:

US$ Millions	Three Months Ended 30 June
	FY21	FY20	Change
Volume (mmsf)	609.7	612.7	—%
Average net sales price per unit (per msf)	US$734	US$731	—%

Fiber cement net sales	451.8	452.3	—%
Gross profit			3%
Gross margin (%)			1.0 pts
EBIT	128.4	113.5	13%
EBIT margin (%)	28.4	25.1	3.3 pts
Restructuring expenses	2.5	—
Adjusted EBIT excluding restructuring expenses	130.9	113.5	15%
Adjusted EBIT margin (%) excluding restructuring expenses	29.0	25.1	3.9 pts

Net sales for the quarter was flat, compared to the prior corresponding period, due to an increase in exteriors volume of 1%, offset by a decrease in interiors volume of 11%. The increase in exteriors volume was driven by strong growth above market which more than offset the decline in our addressable market due to the COVID-19 pandemic. The decrease in interiors volume resulted from a weakened market due to the COVID-19 pandemic. The average net sales price for the quarter was flat, compared to the prior corresponding period, primarily due to the annual change in our strategic pricing effective April 2020, offset by unfavorable geographic and product mix.

The change in gross margin can be attributed to the following components:

For the Three Months Ended 30 June 2020:
Higher average net sales price	0.3 pts
Lower production and distribution costs	0.7 pts
Total percentage point change in gross margin	1.0 pts

Gross margin for the quarter increased 1.0 percentage point compared to the prior corresponding period, driven by favorable freight costs, lean manufacturing savings and lower pulp costs, partially offset by the unfavorable absorption of manufacturing costs on lower production volumes in the first two months of the quarter due to the COVID-19 pandemic.

SG&A expenses for the quarter decreased compared to the prior corresponding period, primarily driven by cost containment actions taken in the period, including lower headcount and reduced travel and marketing spend. As a percentage of sales, SG&A expenses decreased 2.9 percentage points for the quarter compared to the prior corresponding period.

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2021	3

OPERATING RESULTS

Restructuring expenses of US$2.5 million consist solely of severance costs related to our decision to close our Summerville, South Carolina manufacturing plant to better match supply and demand in the North American market, and a reduction in headcount across the region in order to strategically realign our resources.

EBIT margin for the quarter of 28.4% increased 3.3 percentage points, compared to the prior corresponding period, primarily driven by a decrease in SG&A expenses as a percentage of sales, as well as higher gross margin, partially offset by the restructuring expenses.

Asia Pacific Fiber Cement Segment

The Asia Pacific Fiber Cement segment is comprised of the following regions: (i) Australia; (ii) New Zealand; and (iii) the Philippines.

Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

US$ Millions	Three Months Ended 30 June
	FY21	FY20	Change
Volume (mmsf)	110.0	134.4	(18%)
Average net sales price per unit (per msf)	US$737	US$712	4%

Fiber cement net sales	91.3	108.0	(15%)
Gross profit			(18%)
Gross margin (%)			(1.0 pts)
EBIT	18.9	24.8	(24%)
EBIT margin (%)	20.7	23.0	(2.3 pts)
Restructuring expenses	3.4	—
Adjusted EBIT excluding restructuring expenses	22.3	24.8	(10%)
Adjusted EBIT margin (%) excluding restructuring expenses	24.4	23.0	1.4 pts

Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

A$ Millions	Three Months Ended 30 June
	FY21	FY20	Change
Volume (mmsf)	110.0	134.4	(18%)
Average net sales price per unit (per msf)	A$1,118	A$1,018	10%

Fiber cement net sales	138.7	154.4	(10%)
Gross profit			(13%)
Gross margin (%)			(1.0 pts)
EBIT	28.7	35.4	(19%)
EBIT margin (%)	20.7	23.0	(2.3 pts)
Restructuring expenses	4.9	—
Adjusted EBIT excluding restructuring expenses	33.6	35.4	(5%)
Adjusted EBIT margin (%) excluding restructuring expenses	24.4	23.0	1.4 pts

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2021	4

OPERATING RESULTS

Net sales in Australian dollars for the quarter were unfavorably impacted by lower volumes, partially offset by a higher average net sales price, compared to the prior corresponding period. Volume decreased 18% for the quarter, compared to the prior corresponding period, driven primarily by the COVID-19 government enforced lockdowns in the Philippines and New Zealand during the quarter, offset by a 1% volume growth in Australia, which reflected strong growth above market. The 10% increase in average net sales price for the quarter, compared to the prior corresponding period, was primarily driven by geographic mix due to a lower proportion of sales in the Philippines, which has a lower average net selling price, coupled with our strategic price increase in Australia effective May 2020.

In Australian dollars, the change in gross margin can be attributed to the following components:

For the Three Months Ended 30 June 2020:
Higher average net sales price	5.7 pts
Higher production and distribution costs	(6.7 pts)
Total percentage point change in gross margin	(1.0 pts)

Gross margin for the quarter decreased 1.0 percentage point compared to the prior corresponding period, driven by the unfavorable absorption of manufacturing costs on lower production volumes due to the idled facilities in the Philippines and New Zealand, unfavorable geographic mix and higher freight costs, partially offset by lower pulp costs and a higher sales price.

SG&A expenses for the quarter decreased compared to the prior corresponding period, primarily driven by cost containment actions taken in the period, including lower headcount and reduced travel and marketing spend. As a percentage of sales, SG&A expenses decreased 2.2 percentage points for the quarter compared to the prior corresponding period.

Restructuring expenses of A$4.9 million consist solely of severance costs, primarily associated with our strategic decision to cease manufacturing products in New Zealand and move to an import model to serve the market, and a reduction in headcount across the region in order to strategically realign our resources.

EBIT margin for the quarter of 20.7% decreased 2.3 percentage points compared to the prior corresponding period, primarily driven by restructuring expenses offset by lower SG&A expenses as a percentage of sales.

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2021	5

OPERATING RESULTS

Europe Building Products Segment

The Europe Building Products segment is comprised of: (i) Europe Fiber Cement; and (ii) Europe Fiber Gypsum. Operating results for the Europe Building Products segment in US dollars were as follows:

US$ Millions	Three Months Ended 30 June
	FY21	FY20	Change
Volume (mmsf)	192.2	210.1	(9%)
Average net sales price per unit (per msf)	US$332	US$354	(6%)

Fiber cement net sales	10.1	12.5	(19%)
Fiber gypsum net sales[1]	73.1	83.4	(12%)
Net sales	83.2	95.9	(13%)
Gross profit			(36%)
Gross margin (%)			(8.4 pts)
EBIT	(2.7)	7.9
EBIT margin (%)	(3.2)	8.2	(11.4 pts)
Restructuring expenses	5.1	—
Adjusted EBIT excluding restructuring expenses	2.4	7.9	(70%)
Adjusted EBIT margin (%) excluding restructuring expenses	2.9	8.2	(5.3 pts)

[1]Also includes cement bonded board net sales
Operating results for the Europe Building Products segment in Euros were as follows:

€ Millions	Three Months Ended 30 June
	FY21	FY20	Change
Volume (mmsf)	192.2	210.1	(9%)
Average net sales price per unit (per msf)	€301	€315	(4%)

Fiber cement net sales	9.0	11.1	(19%)
Fiber gypsum net sales[1]	66.4	74.3	(11%)
Net sales	75.4	85.4	(12%)
Gross profit			(35%)
Gross margin (%)			(8.4 pts)
EBIT	(2.5)	7.1
EBIT margin (%)	(3.2)	8.2	(11.4 pts)
Restructuring expenses	4.5	—
Adjusted EBIT excluding restructuring expenses	2.0	7.1	(72%)
Adjusted EBIT margin (%) excluding restructuring expenses	2.9	8.2	(5.3 pts)

[1]Also includes cement bonded board net sales

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2021	6

OPERATING RESULTS

Net sales in Euros for the quarter decreased 12%, compared to the prior corresponding period, driven by a 19% and 11% decrease in fiber cement and fiber gypsum net sales, respectively. Volume decreased 9%, primarily driven by a weakened market due to the COVID-19 pandemic that included government shutdowns in the UK and France, two of our largest markets in Europe. Average net sales price decreased 4% driven by unfavorable product mix due to a lower proportion of fiber cement sales, which has a higher average net selling price.

In Euros, the change in gross margin can be attributed to the following components:

For the Three Months Ended 30 June 2020:
Lower average net sales price	(2.3 pts)
Higher production and distribution costs	(6.1 pts)
Total percentage point change in gross margin	(8.4 pts)

Gross margin for the quarter decreased 8.4 percentage points, compared to the prior corresponding period, driven by the unfavorable absorption of manufacturing costs on lower production volumes, including the impact of the COVID-19 related closures of our manufacturing plants in Orejo, Spain and Siglingen, Germany and lower average net sales price.

SG&A expenses in Euros for the quarter decreased compared to the prior corresponding period, primarily driven by cost containment actions taken in the period, including lower headcount and reduced travel and marketing spend. As a percentage of sales, SG&A expenses in Euros decreased 3.2 percentage points for the quarter compared to the prior corresponding period.

Restructuring expenses of €4.5 million consist solely of severance costs, primarily associated with costs related to the reduction of headcount across the region to strategically realign our resources.

EBIT margin for the quarter of (3.2)% decreased 11.4 percentage points compared to the prior corresponding period, primarily driven by lower gross margin and the impact of restructuring expenses, partially offset by lower SG&A expenses as a percentage of sales.

General Corporate

Results for General Corporate were as follows:

US$ Millions	Three Months Ended 30 June
	FY21	FY20	Change %
General Corporate SG&A expenses	$(24.7)	$(16.0)	(54)
Asbestos:
Asbestos adjustments	(63.7)	8.5
AICF SG&A expenses[1]	(0.3)	(0.4)	25
General Corporate EBIT	$(88.7)	$(7.9)

[1]Relates to non-claims related operating costs incurred by AICF, which we consolidate into our financial results due to our pecuniary and contractual interests in AICF

General Corporate SG&A expenses for the quarter increased US$8.7 million, compared to the prior corresponding period, driven by an increase in stock compensation expenses of US$7.1 million due to the increase in our stock price, as well as higher legal fees.

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2021	7

OPERATING RESULTS

Asbestos adjustments primarily reflect the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate from the beginning balance sheet date to the ending balance sheet date, for each respective period.

Readers are referred to Note 6 of our 30 June 2020 condensed consolidated financial statements for further information on asbestos.

Interest, net

US$ Millions	Three Months Ended 30 June
	FY21	FY20	Change %
Gross interest expense	$(15.1)	$(16.5)	8
Capitalized interest	2.4	2.0	20
Interest income	—	0.6
Net AICF interest income	0.1	0.2	(50)
Interest, net	$(12.6)	$(13.7)	8

The Company's debt structure remains unchanged, and gross interest expense for the quarter decreased US$1.4 million, compared to the prior corresponding period, primarily due to a lower average outstanding balance and interest rate on our revolving credit facility.

Income Tax

	Three Months Ended 30 June
	FY21	FY20
Income tax expense (US$ Millions)	(28.0)	(32.1)
Effective tax rate (%)	74.9	27.1

Adjusted income tax expense[1] (US$ Millions)	(23.1)	(20.1)
Adjusted effective tax rate[1] (%)	20.6	18.2

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

The effective tax rate for the quarter increased 47.8 percentage points compared to the prior corresponding period, primarily due to the change in asbestos adjustments.

The Adjusted effective tax rate for the quarter increased 2.4 percentage points compared to the prior corresponding period, primarily due to the mix of geographic earnings.

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2021	8

OPERATING RESULTS

Net Operating Profit

US$ Millions	Three Months Ended 30 June
	FY21	FY20	Change %
EBIT
North America Fiber Cement[1]	$130.9	$113.5	15
Asia Pacific Fiber Cement[1]	22.3	24.8	(10)
Europe Building Products[1]	2.4	7.9	(70)
Other Businesses	—	0.4
Research and Development[1]	(6.0)	(6.2)	3
General Corporate[2]	(24.7)	(16.0)	(54)
Adjusted EBIT	124.9	124.4	—

Net operating profit
Adjusted interest, net[2]	(12.7)	(13.9)	9
Other income (expense)	0.2	(0.2)
Adjusted income tax expense[3]	(23.1)	(20.1)	(15)
Adjusted net operating profit	$89.3	$90.2	(1)

[1]Excludes restructuring expenses
[2]Excludes Asbestos-related expenses and adjustments
[3]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos and other tax adjustments

Adjusted net operating profit for the quarter of US$89.3 million was relatively in-line with the prior corresponding period, driven by strong North American Fiber Cement Adjusted EBIT growth of US$17.4 million, offset primarily by an increase in stock compensation expenses of US$7.1 million, the reduction in Adjusted EBIT in Europe Building Products of US$5.5 million and a higher adjusted effective tax rate.

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2021	9

OTHER INFORMATION

1

COVID-19

James Hardie continues to assess the impacts and the uncertainties of the COVID-19 pandemic on the geographic locations in which we operate, as well as its impact on the new construction and repair and remodel building markets. The COVID-19 pandemic remains volatile and continues to evolve, and the full impact of the pandemic on James Hardie’s business and future financial performance remains uncertain.

Cash Flow

Operating Activities
Cash provided by operating activities increased US$49.0 million to US$189.2 million, compared to the prior corresponding period. The strong operating cash performance was primarily driven by the success of working capital initiatives we implemented at the onset of the COVID-19 pandemic. For the quarter ended 30 June 2020, we generated US$51.6 million in cash related to a reduction in inventory globally and US$38.4 million in cash due to the net improvement in accounts receivable and accounts payable balances. The cash generated by accounts and other receivables was primarily attributable to the receipt of a US$23.3 million CARES Act tax refund and our continued focus on collection.

Investing Activities
Cash used in investing activities decreased US$37.0 million to US$6.3 million. The decrease in cash used in investing activities was primarily due to a decrease in purchases in property, plant and equipment of US$36.2 million.

Financing Activities
Cash used in financing activities increased US$50.0 million, compared to prior corresponding period, to US$130.1 million. The change was driven by higher net repayments of credit facilities in the current year.

Capacity Expansion

We expect our fiscal year 2021 planned capital expenditures to be approximately US$110.0 million. The construction of our expansion projects remain on track, with both our Prattville, Alabama greenfield site and our Carole Park, Australia brownfield expansion expected to be commissioned in the fourth quarter of fiscal year 2021.

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2021	10

OTHER INFORMATION

Liquidity and Capital Allocation

Our cash position increased from US$144.4 million at 31 March 2020 to US$197.8 million at 30 June 2020.

At 30 June 2020, we held two forms of debt: an unsecured revolving credit facility and senior unsecured notes. The weighted average term of all debt, including undrawn facilities, was 5.1 years and 5.3 years at 30 June 2020 and 31 March 2020, respectively.

At 30 June 2020, we had no amounts drawn from our US$500.0 million unsecured revolving facility, compared to US$130.0 million at 31 March 2020. The unsecured revolving credit facility's expiration date is December 2022 and the size of the facility may be increased by up to US$250.0 million.

Based on our existing cash balances, together with anticipated operating cash flows arising during the year and unutilized committed credit facilities, we anticipate that we will have sufficient funds to meet our planned working capital and other expected cash requirements for the next twelve months.

We have historically met our working capital needs and capital expenditure requirements from a combination of cash flows from operations and credit facilities.

Capital Management

We periodically review our capital structure and capital allocation objectives and expect the following capital management focus through the end of FY21:

•Maintain flexibility through the market volatility of the pandemic;
•Invest in capacity expansion to support organic growth;
•Invest in market led innovation to drive organic growth;
•Continued focus on reduction of leverage ratio;
•Flexibility to reduce gross debt; and
•Continued suspension of ordinary dividend payments.

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2021	11

NON-US GAAP FINANCIAL MEASURES

Financial Measures - US GAAP equivalents

This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because we prepare our condensed consolidated financial statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in our condensed consolidated financial statements:

Management’s Analysis of Results and Media Release	Consolidated Statements of Operations and Other Comprehensive Income (Loss) (US GAAP)

Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
EBIT*	Operating income (loss)

Net interest income (expense)*	Sum of interest expense and interest income
Other income (expense)	Other income (expense)
Operating profit (loss) before income taxes*	Income (loss) before income taxes

Income tax (expense) benefit	Income tax (expense) benefit

Net operating profit (loss)*	Net income (loss)

*- Represents non-US GAAP descriptions used by Australian companies.

EBIT – Earnings before interest and tax.

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2021	12

NON-US GAAP FINANCIAL TERMS

This Management’s Analysis of Results includes certain financial information to supplement the Company’s condensed consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures include:

•Adjusted EBIT;
•North America Fiber Cement Segment Adjusted EBIT excluding restructuring expenses;
•Asia Pacific Fiber Cement Segment Adjusted EBIT excluding restructuring expenses;
•Europe Building Products Segment Adjusted EBIT excluding restructuring expenses;
•Research and Development Segment Adjusted EBIT excluding restructuring expenses;
•Adjusted EBIT margin;
•North America Fiber Cement Segment Adjusted EBIT margin excluding restructuring expenses;
•Asia Pacific Fiber Cement Segment Adjusted EBIT margin excluding restructuring expenses;
•Europe Building Products Segment Adjusted EBIT margin excluding restructuring expenses;
•Adjusted interest, net;
•Adjusted net operating profit;
•Adjusted operating profit before income taxes;
•Adjusted income tax expense; and
•Adjusted effective tax rate.

These financial measures are or may be non-US GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with US GAAP. These financial measures are not meant to be considered in isolation or as a substitute for comparable US GAAP financial measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with US GAAP. In evaluating these financial measures, investors should note that other companies reporting or describing similarly titled financial measures may calculate them differently and investors should exercise caution in comparing the Company’s financial measures to similar titled measures by other companies.

Non-financial Terms

AFFA – Amended and Restated Final Funding Agreement

AICF – Asbestos Injuries Compensation Fund Ltd

Legacy New Zealand weathertightness claims ("New Zealand weathertightness") – Expenses arising from defending and resolving claims in New Zealand that allege generic defects in certain fiber cement products and systems, breach of duties including the failure to conduct appropriate testing of these products and systems, failure to warn and misleading and deceptive conduct in relation to the marketing and sale of the products and systems

New South Wales loan facility ("NSW Loan") – AICF has access to a secured loan facility made available by the New South Wales Government, which can be used by AICF to fund the payment of asbestos claims and certain operating and legal costs

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2021	13

NON-US GAAP FINANCIAL MEASURES

Financial Measures - US GAAP equivalents

Adjusted EBIT

US$ Millions	Three Months Ended 30 June
	FY21	FY20
EBIT	$49.8	$132.5
Asbestos:
Asbestos adjustments	63.7	(8.5)
AICF SG&A expenses	0.3	0.4
Restructuring expenses	11.1	—
Adjusted EBIT	$124.9	$124.4
Net sales	626.3	656.8
Adjusted EBIT margin	19.9%	18.9%

North America Fiber Cement Segment Adjusted EBIT excluding restructuring expenses

US$ Millions	Three Months Ended 30 June
	FY21	FY20
North America Fiber Cement Segment EBIT	$128.4	$113.5

Restructuring expenses	2.5	—
North America Fiber Cement Segment Adjusted EBIT excluding restructuring expenses	$130.9	$113.5
North America Fiber Cement segment net sales	451.8	452.3
North America Fiber Cement Segment Adjusted EBIT margin excluding restructuring expenses	29.0%	25.1%

Asia Pacific Fiber Cement Segment Adjusted EBIT excluding restructuring expenses

US$ Millions	Three Months Ended 30 June
	FY21	FY20
Asia Pacific Fiber Cement Segment EBIT	$18.9	$24.8

Restructuring expenses	3.4	—
Asia Pacific Fiber Cement Segment Adjusted EBIT excluding restructuring expenses	$22.3	$24.8
Asia Pacific Fiber Cement segment net sales	91.3	108.0
Asia Pacific Fiber Cement Segment Adjusted EBIT margin excluding restructuring expenses	24.4%	23.0%

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2021	14

NON-US GAAP FINANCIAL MEASURES

Europe Building Products Segment Adjusted EBIT excluding restructuring expenses

US$ Millions	Three Months Ended 30 June
	FY21	FY20
Europe Building Products Segment EBIT	$(2.7)	$7.9

Restructuring expenses	5.1	—
Europe Building Products Segment Adjusted EBIT excluding restructuring expenses	2.4	7.9
Europe Building Products segment net sales	83.2	95.9
Europe Building Products Segment Adjusted EBIT margin excluding restructuring expenses	2.9%	8.2%

Research and Development Segment Adjusted EBIT excluding restructuring expenses

US$ Millions	Three Months Ended 30 June
	FY21	FY20
Research and Development Segment EBIT	$(6.1)	$(6.2)

Restructuring expenses	0.1	—
Research and Development Segment Adjusted EBIT excluding restructuring expenses	(6.0)	(6.2)

Adjusted interest, net

US$ Millions	Three Months Ended 30 June
	FY21	FY20
Interest, net	$(12.6)	$(13.7)

AICF interest income, net	0.1	0.2
Adjusted interest, net	(12.7)	(13.9)

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2021	15

NON-US GAAP FINANCIAL MEASURES

Adjusted net operating profit

US$ Millions	Three Months Ended 30 June
	FY21	FY20
Net operating profit	$9.4	$86.5
Asbestos:
Asbestos adjustments	63.7	(8.5)
AICF SG&A expenses	0.3	0.4
AICF interest income, net	(0.1)	(0.2)
Restructuring expenses	11.1	—
Tax adjustments[1]	4.9	12.0
Adjusted net operating profit	$89.3	$90.2

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Adjusted effective tax rate

US$ Millions	Three Months Ended 30 June
	FY21	FY20
Operating profit before income taxes	$37.4	$118.6
Asbestos:
Asbestos adjustments	63.7	(8.5)
AICF SG&A expenses	0.3	0.4
AICF interest income, net	(0.1)	(0.2)
Restructuring expenses	11.1	—
Adjusted operating profit before income taxes	$112.4	$110.3

Income tax expense	(28.0)	(32.1)
Tax adjustments[1]	4.9	12.0
Adjusted income tax expense	$(23.1)	$(20.1)
Effective tax rate	74.9%	27.1%
Adjusted effective tax rate	20.6%	18.2%

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2021	16

FORWARD-LOOKING STATEMENTS

This Management’s Analysis of Results contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
▪statements about the Company’s future performance;
▪projections of the Company’s results of operations or financial condition;
▪statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
▪expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;
▪expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;
▪expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;
▪expectations concerning dividend payments and share buy-backs;
▪statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
▪uncertainty from the expected discontinuance of LIBOR and transition to any other interest rate benchmark;
▪statements regarding the effect and consequences of the novel coronavirus ("COVID-19") public health crisis;
▪statements regarding tax liabilities and related audits, reviews and proceedings;
▪statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;
▪expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
▪expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;
▪statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
▪statements about economic or housing market conditions in the regions in which we operate, including but not limited to, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 19 May 2020, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF funding and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the integration of Fermacell into our business; risk and uncertainties arising out of the COVID-19 public health crisis, including the likely significant negative impact of COVID-19 on our business, sales, results of operations and financial condition and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2021	17